                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                             Metron Technology N.V.
                             ----------------------
                                (Name of Issuer)

                   Common Shares, par value NLG 0.96 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    N5665B105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         / /     Rule 13d-1(c)

         /X/     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

CUSIP NO. N5665B105                  13G                       Page 2 of 4 Pages
--------------------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)\

            Edward D. Segal
--------------------------------------------------------------------------------

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) / /

            (b) / /
--------------------------------------------------------------------------------

        3   SEC USE ONLY

--------------------------------------------------------------------------------

        4   CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

--------------------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       5   SOLE VOTING POWER
OWNED BY EACH
REPORTING PERSON       889,418
WITH:              -------------------------------------------------------------

                   6   SHARED VOTING POWER

                       129,528
                   -------------------------------------------------------------

                   7   SOLE DISPOSITIVE POWER

                       889,418
                   -------------------------------------------------------------

                   8   SHARED DISPOSITIVE POWER

                       129,528
--------------------------------------------------------------------------------

          9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,018,946*

--------------------------------------------------------------------------------

          10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES

--------------------------------------------------------------------------------

          11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.1%
--------------------------------------------------------------------------------

          12  TYPE OF REPORTING PERSON

              IN


--------------------------------------------------------------------------------

* Includes 129,528 shares held by Segal Investments L.P., an investment partnership of which Mr. Segal is the Managing Partner, and 437,198 shares issuable pursuant to options exercisable within 60 days of December 31, 2000. Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments L.P.

                               Page 2 of 4 pages

ITEM 1.

          (a)   NAME OF ISSUER

                Metron Technology N.V.

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                1350 Old Bayshore Highway, Suite 210
                Burlingame, CA 94010

ITEM 2.

          (a)   NAME OF PERSON FILING

                Edward D. Segal

          (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                1350 Old Bayshore Highway, Suite 210
                Burlingame, CA 94010

          (c)   CITIZENSHIP

                United States

          (d)   TITLE OF CLASS OF SECURITIES

                Common Shares, par value NLG 0.96 per share

          (e)   CUSIP NUMBER

                N5665B105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (a)   AMOUNT BENEFICIALLY OWNED:

                Edward D. Segal directly holds 452,220 common shares of Metron Technology N.V. ("Common Shares") and options to purchase 437,198 Common Shares which are exercisable within 60 days of December 31, 2000. Mr. Segal is the Managing Partner of Segal Investments L.P. and as such may be deemed to beneficially own the

                               Page 3 of 4 pages

                129,528 Common Shares directly held by Segal Investments L.P. Mr. Segal disclaims beneficial ownership of the Common Shares held by Segal Investments L.P.

          (b)   PERCENT OF CLASS: 7.1%

          (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)    Sole power to vote or to direct the vote:  889,418

                (ii)   Shared power to vote or to direct the vote:  129,528

                (iii)  Sole power to dispose or to direct the disposition of:

                       889,418

                (iv)   Shared power to dispose or to direct the disposition of:

                       129,528

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF A GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: February 13, 2001



                                       /s/ EDWARD D. SEGAL
                                       -----------------------------------------
                                       Edward D. Segal


                               Page 4 of 4 pages